Motive Capital Corp II

7 World Trade Center, 250 Greenwich St., Floor 47

New York, New York 10007

December 1, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn: Mr. Arthur Tornabene-Zalas

Re:	Motive Capital Corp II Registration Statement on Form S-1 (File No. 333-261084)

Dear Mr. Tornabene-Zalas:

Motive Capital Corp II (the “Company”) respectfully requests that the Securities and Exchange Commission withdraw the Company’s acceleration request, filed as correspondence via EDGAR on November 29, 2021, for the Company’s Registration Statement on Form S-1 requesting effectiveness on December 1, 2021 at 4:00 p.m. Eastern Time or as soon thereafter as practicable.

Sincerely,

MOTIVE CAPITAL CORP II

/s/ Rob Heyvaert
Rob Heyvaert
Chief Executive Officer, Executive Chairman and Director